                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)



                               ACTUATE CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    00508B102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Nicolas C. Nierenberg
                             c/o Actuate Corporation
                              701 Gateway Boulevard
                          South San Francisco, CA 94080
                                 (888) 422-8828
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                October 25, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-1(A) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                 SCHEDULE 13D
CUSIP NO.  00508B102
         ------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Nicolas C. Nierenberg
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2    (a)
      (b)
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) __
 5    N/A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
     NUMBER OF            SOLE VOTING POWER
       SHARES        7
     BENEFICIALLY         3,607,458
      OWNED BT     -----------------------------------------------------------
        EACH              SHARED VOTING POWER
     REPORTING       8
      PERSON              0
       WITH        -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
                     9
                          3,607,458
                   -----------------------------------------------------------
                         SHARED DISPOSITIVE POWER

                 10      0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    3,607,458
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    5.92 %
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14    IN
------------------------------------------------------------------------------
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

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                                  SCHEDULE 13D

Item 1.  Security and Issuer.
         -------------------

             This statement on Schedule 13D relates to the Common Stock of Actuate Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 701 Gateway Boulevard, South San Francisco, California 94080.

Item 2.  Identity and Background.
         -----------------------

            (a) This statement is filed by Nicolas C. Nierenberg (the "Reporting Person").

            (b) The address of the Reporting Person is c/o Actuate Corporation, 701 Gateway Boulevard, South San Francisco, California 94080.

            (c)      Present Principal Business or Employment:

                     1.    Chief Architect of Issuer

                     2.    Chairman of the Board of Directors of Issuer

                     3. The address of the Issuer is c/o Actuate Corporation, 701 Gateway Boulevard, South San Francisco, California 94080.

            (d) and (e) During the last five years the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

            (f)    The Reporting Person is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

                    N/A

Item 4.  Purpose of Transaction.
         ----------------------

                    N/A


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Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

            (a) Mr. Nierenberg holds 2,966,852 shares of Common Stock and options to purchase 640,606 shares of Common Stock collectively representing approximately 5.92 % of the outstanding Common Stock.

            (b) Mr. Nierenberg has sole voting and dispositive power over 3,607,458 shares of Common Stock, representing approximately 5.92% of the outstanding Common Stock.

            (c)      N/A

            (d) No person other than the Reporting Person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of the shares of Common Stock of the Issuer owned by the respective Reporting Person.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
to Securities of the Issuer.
---------------------------

                  N/A

Item 7.  Materials to be Filed as Exhibits.
         ---------------------------------

                  N/A


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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 28, 2002

                                               NICOLAS C. NIERENBERG



                                                /s/ Nicolas C. Nierenberg
                                               ---------------------------------
                                                    Nicolas C. Nierenberg